Exhibit 99.1

New Gold Provides New Afton Exploration Update

Drilling Intercepts New Porphyry Copper-Gold and
High-Grade Gold Mineralization

June 10, 2021 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) is pleased to provide an update on exploration activities at its New Afton Mine.

Exploration activities at New Afton are focused on underground drilling targeting new porphyry copper-gold mineralization defined within the New Afton deposit footprint as identified through an Artificial Intelligence (AI) study in 2020. In addition, surface exploration drilling is underway targeting new porphyry copper-gold grade mineralization along the prospective Cherry Creek trend located three kilometres west of the New Afton mill.

Highlights

•
Underground exploration drilling on the AI West target, located approximately 500 meters west of the B3 block cave reserve, returned 25.2 g/t gold over 2 metres; 0.39 g/t gold and 0.19% copper over 16 metres; 0.34 g/t gold and 0.18% copper over 34 metres; 0.97 g/t gold and 1.27% copper over 8 metres; 0.36 g/t gold and 0.19% copper over 16 metres; 2.72 g/t gold and 0.25% copper over 4 metres and 3.35 g/t gold and 0.64% copper over 6 metres (see Table 2 for full drilling results).

•	Surface exploration drilling on the Cherry Creek trend returned 21 g/t gold over 1 metre (see Table 4 for full drilling results).

AI Targets

In March 2021, an underground drilling program commenced to test three targets generated within the New Afton deposit footprint based on an AI study completed in 2020. The underground AI targets were defined with the support of all available drill hole geochemical data within the New Afton deposit footprint (353 drill holes). Geochemical wireframes were created by an external consulting firm using their artificial intelligence proprietary software. Targeting involved the selection of AI derived wireframes that were consistent with the New Afton deposit mineralization vectors. Final drill targets were further refined where coincidental vectors from multiple wireframes overlap.

These targets are identified as AI West, AI Southeast and AI North, based upon their location relative to the main New Afton ore body (Figure 1).

AI West Target

Three drill holes totaling 1,157 metres have been completed in 2021. Following completion of the three drill holes, two holes drilled for geotechnical purposes in 2019 were logged and sampled to further assess the extension of the mineralization identified in the AI West target. Results interpretation defined two distinct zones of mineralization: a structurally related high-grade gold zone (Figure 2) and a porphyry style mineralization disseminated gold-copper zone within altered volcanics (Figure 3).

Two additional drill holes are planned to be completed this quarter to test the continuity of both the porphyry mineralization along the picrite contact and the high-grade gold bearing structure.

Drill result highlights at West AI target are as follows (see Table 1 at the end of this news release for drill hole collar coordinates and Table 2 for full drilling results):

•
Hole EA21-289 returned 6 metres at 1.06 g/t gold from 32 to 38 metres; 2 metres at 0.87 g/t gold and 1.25% copper from 242 to 244 metres; and 34 metres at 0.34 g/t gold and 0.18% copper from 328 to 362 metres.

•
Hole EA19-268 returned 8 metres at 0.97 g/t gold and 1.27% copper from 16 to 24 metres; 16 metres at 0.36 g/t gold and 0.19% copper from 420 to 436 metres; 4 metres at 2.72 g/t gold and 0.25% copper from 550 to 554 metres; 6 metres at 3.35 g/t gold and 0.64% copper from 612 to 618 metres; and 12 metres at 1.15 g/t gold from 638 to 650 metres.

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•
Hole EA19-267 returned 2 metres at 25.2 g/t gold from 33 to 35 metres; 21 metres at 0.25 gold g/t and 0.24% copper from 98 to 119 metres; 16 metres at 0.39 g/t gold and 0.19% copper from 360 to 376 metres.

AI North Target

Four drill holes have been completed at the AI North target totaling 1,456 metres. Assay results are pending. Two drill holes intercepted 70 metres of pervasive phyllic alteration (Figure 4) located 350 metres outbound from the phyllic halo surrounding the New Afton mineralization. The intense alteration zone warrants follow-up exploration drilling once all data has been interpreted. C-Zone mine development is underway which will allow for the establishment of drill bays that will provide a more efficient angle and proximity to continue testing the AI North target (porphyry target).

AI Southeast Target

A drilling program is planned to begin July 2021 to test alteration and geochemical vectors for the potential extension of the known mineralization into the AI Southeast target.

Cherry Creek Trend

Phase 1 diamond drilling has been completed in the Cherry Creek trend area that included 20 drill holes totaling 10,519 meters (Table 3). Assay results from the final three drill holes have been received and support porphyry target vectors from historic interpretation and confirm historical high-grade gold intercepts within the area that were not National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant. Drill hole CC21-018 intersected 21 g/t gold over 1 metre interval (from 683 to 684 metre down hole) hosted in silica-fuchsite-pyrite and minor chalcopyrite altered quartz-carbonate-muscovite schist within the Cherry Creek shear zone. This high-grade gold mineralization may represent a new deposit type.

Phase 2 follow-up diamond drilling is underway. Drill hole CC21-021, 700 metre east of drill hole CC21-018 (825 metre depth), targeting high-grade gold mineralization within the picrite bounded schist along the Cherry Creek shear zone has been completed and assay results are pending.

A second Phase 2 follow-up drill hole is currently being drilled approximately one kilometre northwest of Silica Hill, targeting porphyry mineralization at the picrite inflection and is expected to be completed in June 2021.

The planned Phase 2 drilling program will test several additional targets along the Cherry Creek trend including gold-copper porphyry, shear zone hosted high-grade gold, and near surface epithermal mineralization styles.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine, and the New Afton copper-gold mine. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in Canada, a 6% equity stake in Artemis, and other Canadian-focused investments. The Company also owns the Cerro San Pedro Mine in Mexico (in reclamation). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324 6027
Email: ankit.shah@newgold.com
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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the completion of two additional drill holes in the AI West target; the Company’s C-Zone development plans; the anticipated benefits resulting from the establishment of drill bays; the Company’s planned drilling program with respect to the AI Southeast target and the timing thereof; a potentially new deposit type within the Chery Creek trend; timing expectations regarding the completion of the second Phase 2 follow-up drill hole; and the Company’s plans for the Phase 2 drilling program in the Cherry Creek trend area.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form for the year ended December 31, 2020 (“Annual Information Form”) and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) there being no significant disruptions to the Company’s workforce at the New Afton Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; and (11) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company’s securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold’s debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including whether historical drill results can be confirmed in the current drilling program, the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all; Artemis Gold Inc. not being able to make the remaining C$50 million cash payment due in connection with its acquisition of the Blackwater Project on August 24, 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
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Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mr. Michele Della Libera, Director Exploration of New Gold. Mr. Della Libera is a Professional Geoscientist (P.Geo.) and Practising Member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientist of British Columbia and a “Qualified Person” as defined under NI 43-101. Mr. Della Libera has verified the data disclosed in this news release, including the exploration, analytical and testing data underlying the information.  His verification included a review of the applicable assay databases and reviews of the assay certificates. No limitations were imposed on Mr. Della Libera’s verification process.

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at its New Afton Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company’s exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core at New Afton is sampled commonly at 2 metres intervals or less than 2 metres upon geological changes, halved and shipped in sealed bags to Actlabs Laboratories in Kamloops, British Columbia. Additional information regarding the Company’s quality assurance processes is set out in the New Afton NI 43-101 Technical Reports available at www.sedar.com.

For additional technical information on New Gold’s material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters, and risks, refer to New Gold’s Annual Information Form.

Table 1: New Afton AI Targets Drill Holes Collar Coordinates

Target Area	Drill Hole	UTM_North (m)	UTM_East (m)	Elevation (masl)	Total Depth (m)	Azimuth (degrees)	Dip (degrees)
West Target	EA19-267	5614659	674861	127	578.51	218.31	-30.43
West Target	EA19-268	5614601	674999	102	670.56	234.57	-18.62
West Target	EA21-289	5614660	674861	130	367.00	148.36	18.17
West Target	EA21-290	5614662	674861	131	478.65	211.30	37.43
West Target	EA21-291	5614660	674862	129	311.50	186.73	-9.43
North Target	EA21-292	5614676	674928	-51	245.50	261.01	-6.47
North Target	EA21-293	5614675	674931	-51	300.00	232.16	-1.09
North Target	EA21-294	5614559	674879	-72	410.50	338.19	-50.15
North Target	EA21-295	5614561	674880	-74	500.50	13.51	-69.79
North Target	EA21-296	5614559	674877	-75	494.50	241.47	-70.74

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Table 2: New Afton AI Targets Drill Assay Results

Drill Hole	Target Area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA19-267	West Target	0	33	33	NA	0.06	0.01
Geotechnical		33	35	2	1.7	25.20	0.01
		35	98	63	NA	0.07	0.04
		98	119	21	18.1	0.25	0.24
		119	141	22	NA	0.07	0.07
		141	155	14	12.1	0.24	0.08
		155	165	10	NA	0.01	0.02
		165	219	54	NA	Pending results
		219	229	10	NA	0.12	0.04
		229	235	6	5.2	0.48	0.11
		235	260	25	NA	Pending results
		260	282	22	NA	0.07	0.06
		282	300	18	NA	Pending results
		300	315	15	NA	0.04	0.04
		315	352	37	NA	Pending results
		352	360	8	NA	0.01	0.05
		360	376	16	13.8	0.39	0.19
		376	382	6	NA	0.02	0.01
		382	442	60	NA	Pending results
		442	448	6	NA	0.08	0.02
		448	530	82	NA	Pending results
		530	540	10	NA	0.02	0.03
		540	579	39	NA	Pending results
EA19-268	West Target	0	10	10	NA	Pending results
Geotechnical		10	16	6	NA	0.03	0.04
		16	24	8	7.6	0.97	1.27
		24	30	6	NA	0.10	0.07
		30	170	140	NA	Pending results
		170	192	22	NA	0.04	0.07
		192	338	146	NA	Pending results
		338	420	82	NA	0.02	0.05
		420	436	16	15.2	0.36	0.19
		436	476	40	NA	0.04	0.04
		476	488	12	11.4	0.35	0.04
		488	506	18	NA	0.06	0.03
		506	514	8	7.6	0.76	0.10
		514	530	16	NA	0.03	0.01
		530	554	24	22.7	0.81	0.07
	Includes	550	554	4	3.8	2.72	0.25
		554	576	22	NA	0.04	0.03

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Drill Hole	Target area	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)
EA19-268	West Target	576	582	6	5.7	0.49	0.05
Geotechnical		582	612	30	NA	0.05	0.03
		612	618	6	5.7	3.35	0.64
		618	638	20	NA	0.01	0.01
		638	650	12	11.4	1.15	0.03
		650	670.56	20.56	NA	0.02	0.70
EA21-289	West Target	0	32	32	NA	0.06	0.01
		32	38	6	5.7	1.06	0.05
		38	224	186	NA	0.05	0.02
		224	228	4	3.8	0.78	0.01
		228	242	14	NA	0.04	0.02
		242	244	2	1.9	0.87	1.25
		244	328	84	NA	0.03	0.05
		328	362	34	32.3	0.34	0.18
	includes	328	330.3	2.3	2.2	1.27	1.34
		362	367	5	NA	0.02	0.01
EA21-290	West Target	0	478.65	478.65	NA	0.03	0.02
EA21-291	West Target	0	42	42	NA	0.07	0.02
		42	60	18	17.8	0.31	0.01
		60	311.5	251.5	NA	0.04	0.03
EA21-292	North Target	0	245.5	245.5	NA	0.01	0.01
EA21-293	North Target					Pending results
EA21-294	North Target					Pending results
EA21-295	North Target					Pending results
EA21-296	North Target					Pending results

Table 3: Cherry Creek Drill Holes Collar Coordinates

Target Area	Drill Hole	UTM_North (m)	UTM_East (m)	Elevation (masl)	Total Depth (m)	Azimuth (degrees)	Dip (degrees)
Silica Hill	CC20-001	5614059.97	672427.53	719.63	485.50	247.69	-46.86
Silica Hill	CC20-002	5613456.05	673470.25	677.72	662.00	9.27	-48.16
Beaton	CC20-003	5616385.70	669095.08	703.70	574.00	230.03	-68.19
Silica Hill	CC20-004	5614062.41	672427.54	719.61	461.50	309.43	-47.37
Silica Hill	CC20-005	5613998.52	672516.61	712.23	489.68	239.57	-60.23
Silica Hill	CC20-006	5613997.46	672517.83	712.04	440.50	185.95	-75.35

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Beaton	CC20-007	5616385.86	669098.03	704.07	414.00	152.48	-54.91
Silica Hill	CC20-008	5613454.78	673469.30	677.65	401.00	321.77	-51.54
Silica Hill	CC20-009	5613796.00	672205.00	740.00	164.00	210.28	-65.73
Silica Hill	CC20-010	5614178.22	672011.18	723.95	609.50	279.92	-46.73
Beaton	CC20-011	5616389.22	669098.41	704.12	425.29	47.99	-44.72
Silica Hill	CC20-012	5613796.00	672205.00	740.00	205.00	210.90	-84.94
Silica Hill	CC20-013	5613804.18	672199.47	729.65	707.00	11.24	-61.17
Silica Hill	CC20-014	5614176.50	672013.24	724.68	465.00	243.17	-57.21
Silica Hill	CC21-015	5613437.92	672789.49	712.89	273.00	220.52	-57.20
Silica Hill	CC21-016	5613437.26	672789.79	712.86	825.09	43.00	-51.63
Beaton	CC21-017	5617173.92	668675.48	640.09	752.33	202.33	-49.51
Silica Hill	CC21-018	5613438.42	672790.02	712.91	697.99	343.45	-60.52
Beaton	CC21-019	5617174.70	668676.86	640.11	750.00	156.27	-46.58
Silica Hill	CC21-020	5614179.00	672014.00	740.00	716.40	29.13	-82.07
Note: drill holes from CC20-001 to CC21-0019 have been field surveyed after the drill hole completion, for CC21-020 no final field survey has been completed.

Table 4: Cherry Creek Drill Assay Results (≥ 0.2 g/t Au and/or ≥ 10 g/t Ag and interval as length down the hole)

Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Cu (ppm)
CC20-001	0.0	348.2	348.2	No significant results
	348.2	349.6	1.4	0.01	20.7	149
	349.6	406.8	57.2	No significant results
	406.8	407.6	0.8	0.24	0.2	55
	407.6	430.0	22.4	No significant results
	430.0	432.1	2.1	0.83	1.5	9
	432.1	485.5	53.4	No significant results
CC20-002	0.0	429.6	429.6	No significant results
	429.6	431.0	1.4	0.00	13.5	174
	431.0	662.0	231.0	No significant results
CC20-003	0.0	574.0	574.0	No significant results
CC20-004	0.0	395.5	395.5	No significant results
	395.5	397.0	1.5	0.00	48.2	172
	397.0	461.5	64.5	No significant results
CC20-005	0.0	489.7	489.7	No significant results
CC20-006	0.0	440.5	440.5	No significant results
CC20-007	0.0	414.0	414.0	No significant results
CC20-008	0.0	401.0	401.0	No significant results
CC20-009	0.0	164.0	164.0	No significant results
CC20-010	0.0	609.5	609.5	No significant results

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Drill Hole	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Cu (ppm)
CC20-011	0.0	243.7	243.7	No significant results
	243.7	244.5	0.8	0.00	12.3	99
	244.5	425.3	180.8	No significant results
CC20-012	0.0	166.0	166.0	No significant results
	166.0	172.0	6.0	0.45	1.3	20
	172.0	176.7	4.7	No significant results
	176.7	178.0	1.3	0.28	1.1	41
	178.0	205.0	27.0	No significant results
CC20-013	0.0	707.0	707.0	No significant results
CC20-014	0.0	386.0	386.0	No significant results
	386.0	388.0	2.0	0.21	3.8	56
	388.0	393.7	5.7	No significant results
	393.7	395.2	1.5	0.32	1.3	19
	395.2	423.1	27.9	No significant results
	423.1	424.1	1.0	0.35	0.4	139
	424.1	465	40.9	No significant results
CC21-015	0.0	248.0	248.0	No significant results
	248.0	251.4	3.4	0.44	0.3	79
	251.4	267.7	16.3	No significant results
	267.7	269.0	1.3	1.10	0.2	57
	269.0	271.5	2.5	No significant results
	271.5	273.0	1.5	0.21	0.3	72
CC21-016	0.0	825.1	825.1	No significant results
CC21-017	0.0	752.3	752.3	No significant results
CC21-018	0.0	361.0	361.0	No significant results
	361.0	363.0	2.0	0.00	12.6	88
	363.0	369.0	6.0	No significant results
	369.0	371.0	2.0	0.00	18.0	97
	371.0	672.5	301.5	No significant results
	672.5	673.2	0.7	0.30	0.6	76
	673.2	682.0	8.8	No significant results
	682.0	683.0	1.0	0.32	1.3	86
	683.0	684.0	1.0	23.00	5.5	89
	684.0	698.0	14.0	No significant results
CC21-019	0.0	750.0	750.0	No significant results
CC21-020	0.0	713.8	713.8	No significant results

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Figure 1: Long section looking southeast showing AI targets and traces of 2021 drill holes completed.

Figure 2:  Disseminated visible gold (yellow grains) within propylitic altered hydrothermal breccia from drill hole EA19-267 (25.2 g/t gold interval from 33 to 35 m downhole).

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Figure 3: Cross section looking west showing interpreted AI West target area and assay results highlights on drill holes traces (EA21 exploration holes and EA19 geotechnical holes).

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Figure 4: Cross section looking west showing interpreted alteration pattern within the AI North target area and        potential location for porphyry style mineralization.

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